

DIVISION OF
CORPORATION FINANCE

June 2, 2015

<u>Via Email</u>
David Hallal
Chief Executive Officer
Alexion Pharmaceuticals, Inc.
352 Knotter Drive
Cheshire, Connecticut 06410

> **Re: Alexion Pharmaceuticals, Inc.**
> **Registration Statement filed on Form S-4**
> **File No. 333-204426**
> **Schedule TO-T**
> **File No. 5-52299**
> **Filed: May 22, 2015**

Dear Mr. Hallal:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and/or providing the requested information. To the extent you believe our comments do not apply to your facts and circumstances or believe an amendment is inappropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may raise additional comments.

Form S-4
Cover Page of Prospectus

1. We note the legend states "[t]he information in this prospectus is not complete and may be changed." We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the "red herring" legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is "not complete and may be changed," however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete. Please refer to our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

Withdrawal Rights, page 111

2. We noticed the disclosure that indicated the "Offeror will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision will be final and binding." Revise to state that security holders may challenge the registrant's determinations in a court of competent jurisdiction. Please make conforming changes to the discussion on page 113 regarding "Validity and Eligibility" and anywhere else in the prospectus where similar disclosure appears.

Schedule TO-T

Item 3. Identity and Background of Filing Person

3. Under Annex E of the Form S-4, information has been disclosed that is responsive to this line item disclosure requirement. It appears, however, that with respect to Material Occupations: disclose not only the name and starting and ending dates, but also the principal business. Please revise or advise. Refer to Item M-A 1003(c)(2) of Regulation M-A.

Item 4. Terms of the Transaction

4. We noticed that the description of the filing fee calculation estimated that 41,673,346 Synageva shares would be tendered in the exchange offer. Notwithstanding this disclosure, the bidders are required to state with specificity the amount of securities sought in the transaction. The information incorporated by reference from the Form S-4 to satisfy this disclosure requirement does not appear to have included this information. Please revise or advise. Refer to Item 1004(a)(1)(i) of Regulation M-A.

5. We did not locate disclosure in the Form S-4 regarding the proration of tendered securities. Please confirm for us that no disclosure is required by Rule 14d-8 of Regulation 14D. To the extent that less than all of the securities tendered could be accepted, please advise us, with a view toward revised disclosure, how the bidders complied with Item 10014(a)(1)(ix) of Regulation M-A.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

6. Advise us, with a view toward revised disclosure, how the bidders have complied with Item 1005(a)(1) and (2) to Regulation M-A. The information incorporated by reference from the section titled in part "Interests of Certain Persons in the Transaction" was unresponsive to this requirement.

Item 7. Source and Amount of Funds or Other Consideration

7. We have reviewed the disclosure provided in response to this line item requirement that was incorporated by reference from page 106 of the Form S-4. This disclosure did not expressly state the amount of funds required to purchase the maximum amount of securities sought in the offer. Please revise or advise. Refer to Item 1007(a) of Regulation M-A.

Item 8. Interest in Securities of the Subject Company

8. Advise us how the bidders complied with Item 1008(b) of Regulation M-A. Refer to Instruction 2. to Item 1008(b) of Regulation M-A and General Instruction E to Schedule TO.

Item 10. Financial Statements

9. In response to Item 10 of Schedule TO, financial information has been incorporated by reference. Instruction 6 to Item 10 requires that the issuer comply with corresponding Item 1010(c) of Regulation M-A in its entirety. Please revise to provide all of the information required by Item 1010(c)(1) and (5) for all of the periods specified in Item 1010(a) of Regulation M-A, or advise. Please refer to our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.H.7, for further guidance.

10. Instruction 3 to Item 10 of Schedule TO permits incorporation by reference so long as the information incorporated by reference "is clearly identified by page, paragraph, caption, or otherwise." Given the inclusion of the prospectus filed under cover of Form S-4 as Exhibit (a)(4) to the Schedule TO in apparent observance of General Instruction F, and the absence of a Form 10-K as an exhibit, the bidders appear to have sought to incorporate by reference exclusively from the Form S-4 in order to satisfy their disclosure obligation under Item 1010(a) of Regulation M-A. Please provide us with a brief legal analysis explaining the bidders' apparent conclusion that incorporation by reference of the required financial information under Item 1010(a) from a document that in turn incorporates by reference from Alexion's Form 10-K is not inconsistent with Instruction 3 to Item 10 of Schedule TO. In addition, please advise us of the basis upon which the bidders apparently concluded that the information so incorporated by reference was "contained in" Exhibit (a)(4) as required by General Instruction F to Schedule TO.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and all applicable Securities Act rules require, as well as the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

Notwithstanding our comments, in the event acceleration of the effective date of the pending registration statement is requested, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact me at (202) 551-3266 with any questions.

Regards,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Daniel A. Neff, Esq.
        Mark Gordon, Esq.
        Wachtell, Lipton, Rosen & Katz

        Johnny Gharib
        Attorney-Advisor | Division of Corporation Finance
        U.S. Securities and Exchange Commission